Exhibit 99.1

Hanwha SolarOne Reports Third Quarter 2014 Results

SHANGHAI, November 21, 2014 — Hanwha SolarOne Co., Ltd. ( “SolarOne” or the “Company”) (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today reported its unaudited financial results for the three months ended September 30, 2014. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Shanghai Time) on November 21, 2014. A slide presentation with details of the results will also be available on the Company’s website prior to the call.

THIRD QUARTER 2014 HIGHLIGHTS

	2Q14			3Q14			Percentage Change[1]
	(RMB)		(US$)	(RMB)		(US$)	(%)
Net Revenues (Million)	1,107.3		178.5	1,198.0		195.2	+8.2
Shipments (MW)		339.5			373.2		+9.9
Average Selling Price (/W)	4.17		0.67	3.74		0.61	-10.3
Gross profit (Million)	105.1		16.9	81.0		13.2	-22.9
Gross margin (%)		9.5			6.8		-270 basis points
Operating loss (Million)	(39.9)		(6.4)	(72.8)		(11.9)	-82.7
Operating margin (%)		-3.6			-6.1		-250 basis points
Net loss (Million)	(54.8)		(8.8)	(234.3)		(38.2)	Increased 327.5
Net loss per basic ADS	(0.60)		(0.10)	(2.56)		(0.42)	Increased 326.7

1	Percentage changes are calculated based on RMB amounts to eliminate fluctuations in the exchange rate of the dollar.

Mr. Seong-woo Nam, Chairman and CEO of Hanwha SolarOne commented, “Our third quarter results reflect the prevalent industry trends in place: record shipments due to strong demand, lower average selling prices reflecting an increasing proportion of business in China and the negative impact of a strong US dollar in relation to the Yen and Euro. Our revenues improved over 8% quarter-to-quarter in spite of lower pricing. We achieved more than a 3% reduction in production costs quarter-to-quarter, which was not fully reflected in profitability due to the more rapid decline in product pricing.

Noticeable progress was made in penetrating the large and growing domestic market in China. Shipments to China reached 30% of our total volume, over a 400% quarter-over-quarter gain. We signed several substantial module supply agreements and have increased our pipeline of potential downstream projects. We continued to maintain a strong presence in the important Japanese market.”

Chairman Nam noted, “There were a number of accomplishments on the manufacturing front. We began commercial production of our next generation S Series modules, fully automated a number of existing module lines, and made significant progress towards installing up to 500 MW of new capacity for both cells and modules. We continue to upgrade the manufacturing equipment at our ingot and wafer plant, which has improved efficiency and lowered costs.”

Chairman Nam concluded, “The outlook for the fourth quarter is good. We expect a new record in module shipments, stable to improving average selling prices due to strong module demand and tight supply, and an increase in the proportion of modules sold to higher-priced markets, such as the EU and US. We also aim to further reduce manufacturing costs, which should further increase profitability. We also expect to begin development of our first IPP project.”

THIRD QUARTER 2014 RESULTS

•	Total net revenues were RMB1, 198.0 million (US$195.2 million), an increase of 8.2% from RMB1, 107.3 million in 2Q14, and an increase of 5.5% from RMB1, 135.1 million in 3Q13. The increase in total net revenues in 3Q14 compared with 2Q14 was primarily due to higher shipments. Module processing services accounted for approximately 10% of revenues.

•	PV module shipments, including module processing services, were 373.2 MW, a 9.9% increase from 339.5 MW in 2Q14, and a 17.4% increase from 317.8 MW in 3Q13.

Module revenue by shipping destination 3Q 14

Country	3Q14
Japan	43%
China	30%
Korea	8%
US	5%
UK	4%
Canada	3%
Turkey	2%
Others	5%

Module revenue by shipping destination 2Q 14

Country	2Q14
Japan	53%
US	11%
UK	9%
Korea	9%
Canada	7%
China	6%
Turkey	1%
Others	4%

•	The Company continues to preserve a strong position in the Japanese market this quarter, representing 43% of module shipments worldwide in 3Q14. Shipments to China increased to almost one third of shipments in response to strong demand in light of the Government’s policy change and as a result of the Company’s heightened focus on this market. We expect this trend to continue in the fourth quarter. Penetration in the Korean market was sustained with the support of the wider Hanwha Group, accounting for 8% of modules shipped. Third quarter shipments to the US declined due to the uncertainty created by the ongoing regulatory changes. Deliveries to Europe were subdued partly due to the weakening of the Euro, as well as continued difficulty caused by the price undertaking mechanism. In the three months ended September 30, 2014 deliveries to Canada and Turkey remained fairly constant at 3% and 2%, respectively. The Company broadened its global footprint by shipping PV modules to 25 separate countries during 3Q14, including a number of notable new markets. Shipments to Europe and Africa (EA) contributed 9% to total module shipments, Asia Pacific (AP) accounted for 83% and North America (NA) 8%.

•	The average selling price of modules, excluding module processing services, decreased to RMB3.74 per watt (US$0.61), from RMB4.17 per watt in 2Q14 and decreased from RMB4.16 per watt in 3Q13. This is primarily attributable to a greater percentage of business in China, which has lower market prices.

•	Gross profit in 3Q14 was RMB81.0 million (US$13.2 million), compared with a gross profit of RMB105.1 million in 2Q14 and a gross profit of RMB57.8 million in 3Q13. The increase in gross profit in 3Q14 was primarily due to higher shipments.

•	Gross margin was positive 6.8%, compared with positive 9.5% in 2Q14 and positive 5.1% in 3Q13. The decline in gross margins is the result of lower average selling price.

•	The blended cost of goods sold (“COGS”) per watt, excluding module processing services, was US$0.57, representing a 3.4% decrease from 2Q14. The blended COGS takes into account the production cost (silicon and non-silicon) using internally sourced wafers, and purchase costs and additional processing costs of externally sourced wafers and cells. The Company’s cost structure improved in light of increased utilization and improved manufacturing efficiencies at our ingot and wafer production facilities, lower polysilicon costs, increased automation, and new product introductions that use fewer raw materials.

•	Operating loss in 3Q14 was RMB72.8 million (US$11.9 million), compared with an operating loss of RMB39.9 million in 2Q14 and an operating loss of RMB132.7 million in 3Q13. Operating margin decreased to negative 6.1% from negative 3.6% in 2Q14 and increased from negative 11.7% in 3Q13.

•	Operating expenses as a percentage of total net revenues were 12.8% in 3Q14, compared with 13.1% in 2Q14 and 16.8% in 3Q13. The Company continues to maintain tight control over operating expenses.

•	Interest expense was RMB90.5 million (US$14.8 million), compared with RMB83.7 million in 2Q14 and RMB89.3 million in 3Q13.

•	The Company recorded a net loss of RMB71.0 million (US$11.6 million), which included a foreign exchange loss and a gain from the change in fair value of derivatives in hedging activities. The Company recorded a net gain of RMB37.3 million in 2Q14 and a net gain of RMB40.3 million in 3Q13 for the foreign exchange gain/loss and the gain/loss from change in fair value of derivatives in hedging activities.

•	Gain from the change in fair value of the conversion feature of the Company’s convertible bonds was RMB4.4 million (US$0.7 million), compared with a gain of RMB3.4 million in 2Q14 and a loss of RMB29.5 million in 3Q13. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter, based primarily on changes in the Company’s ADS price. The Company has no direct control over the fluctuations.

•	Net loss attributable to shareholders on a non-GAAP basis[1] was RMB203.7 million (US$33.2 million), compared with a net loss attributable to shareholders of RMB54.0 million in 2Q14 and a net loss attributable to shareholders of RMB401.6 million in 3Q13.

•	Net loss per basic ADS on a non-GAAP basis was RMB2.23 (US$0.36), compared with net loss per basic ADS on a non-GAAP basis of RMB0.59 in 2Q14 and net loss per basic ADS on a non-GAAP basis of RMB4.74 in 3Q13.

•	Net loss attributable to shareholders on a GAAP basis was RMB234.3 million (US$38.2 million), compared with net loss attributable to shareholders of RMB54.8 million in 2Q14 and net loss attributable to shareholders of RMB460.4 million in 3Q13.

•	Net loss per basic ADS on a GAAP basis was RMB2.56 (US$0.42), compared with net loss per basic ADS of RMB0.60 in 2Q14 and net loss per basic ADS of RMB5.44 in 3Q13.

•	Annualized ROE on a non-GAAP basis was negative 55.9% in 3Q14, compared with negative 13.6% in 2Q14 and negative 88.8% in 3Q13.

•	Annualized ROE on a GAAP basis was negative 55.2% in 3Q14, compared with negative 11.9% in 2Q14 and negative 86.6% in 3Q13.

1	All non-GAAP numbers used in this press release exclude the accounting impact from the adoption of ASC 815-40, which relates to the accounting treatment for the convertible bonds. Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results.

FINANCIAL POSITION

As of September 30, 2014, the Company had cash and cash equivalents of RMB877.0 million (US$142.9 million) and negative net working capital of RMB1, 573.3 million (US$256.3 million), compared with cash and cash equivalents of RMB981.5 million and negative net working capital of RMB1, 204.7 million as of June 30, 2014. Total short-term bank borrowings (including the current portion of long-term bank borrowings) were RMB2, 961.4 million (US$482.5 million) as of September 30, 2014, compared with RMB2, 918.8 million as of June 30, 2014. As of September 30, 2014 the Company’s convertible bonds were classified as a current liability and totaled RMB492.6 million (US$80.3 million). Holders of the convertible bonds have the option to require the Company to redeem the notes on January 15, 2015. Since January 1, 2012, the Company has been buying back its convertible bonds from time to time. The Company has repurchased convertible bonds to the value of approximately US$86.4 million out of US$172.5 million in face value as of September 30, 2014. As of September 30, 2014, the Company had total long-term debt of RMB1, 520.9 million (US$247.8 million), which is comprised of long-term bank borrowings and long-term notes. The Company’s long-term bank borrowings are to be repaid in installments until their maturities, which range from 1 to 2 years. The Company’s long-term notes are to be repaid in 2 years.

Net cash used in operating activities in 3Q14 was RMB247.2 million (US$40.3 million), compared with net cash provided in operating activities of RMB130.6 million in 2Q14 and net cash used in operating activities of RMB315.9 million in 3Q13. As of September 30, 2014, accounts receivable were RMB992.1 million (US$161.6 million), compared with RMB641.0 million as of June 30, 2014 and RMB744.7 million, as of December 31, 2013. Days sales outstanding (“DSO”) decreased to 107 days in 3Q14 from 116 days in 2Q14, compared with 125 days in 3Q13. As of September 30, 2014, inventories increased to RMB932.7 million (US$152.0 million) from RMB852.9 million as of June 30, 2014 and RMB752.3 million as of December 31, 2013. Inventories were increased in preparation for higher shipment volumes. Day’s inventory was 72 days in 3Q14 compared with 73 days in 2Q14 and 62 days in 3Q13.

Capital expenditures were RMB129.2 million (US$21.0 million) in 3Q14.

CAPACITY STATUS

As of September 30, 2014, the Company had production capacity of 800 MW for ingot and wafer, 1.3 GW for cell and 1.5 GW for module. The Company is on plan to expand cell and module capacities to at least 1.5 GW and 2.0 GW, respectively, by the end of 2014.

ADDITIONAL DISCLOSURE

On June 8, 2012, we submitted an arbitration request to Guangzhou Arbitration Commission requiring Guangdong Guo Hua New Energy Investment Co., Ltd., or Guo Hua, owner of a PV project for which we acted as an engineering, procurement and construction contractor, or an EPC contractor, to pay a total amount of RMB92 million including, among others, overdue payment of the EPC contract price, accrued interest, damages and legal costs in accordance with the EPC contract. On August 5, 2012, Guo Hua filed a counterclaim to Guangzhou Arbitration Commission alleging that we have substantially breached the EPC contract, and Guo Hua requested to terminate the EPC contract and demanded that we pay a total amount of RMB187 million for breach of contract. On September 11, 2014, Guangzhou Arbitration Commission issued their arbitral award which dismisses Guo Hua’s counterclaim for approximately RMB187 million and supports the Company’s claim for payment of approximately RMB78.2 million plus interests for late payment at the rate of 8.33% per month since December 20, 2010 until the RMB78.2 million is fully paid.

On September 30, 2014, a European customer initiated arbitration proceedings against Hanwha SolarOne (Qidong) Co., Ltd., or SolarOne Qidong, a subsidiary of Hanwha SolarOne Co., Ltd., under the rules of the London Court of International Arbitration. In its initial pleading, the European customer alleged that certain solar modules it purchased from SolarOne Qidong between 2009 and 2011 were defective, claiming total damages of approximately US$240 million, comprised of purchase price adjustments and damages, as well as indemnification against any liability arising from the European customer’s sale of such modules to end customers. SolarOne Qidong intends to vigorously defend against the claims. On November 7, 2014, SolarOne Qidong filed its Response to the European customer’s Request for Arbitration, denying all liability for the claims asserted and reserving the right to assert any defense or counterclaim it deems appropriate. The arbitral tribunal is currently being constituted.

BUSINESS OUTLOOK

The Company provides the following guidance based on current operating trends and market conditions.

For the fourth quarter 2014 the Company expects:

•	Module shipments of 400 – 425 MW

For the full year 2014, the Company expects:

•	Module shipments to be between 1.43 GW to 1.46 GW of which about 25 to 30% will be for PV module processing services

•	Capital expenditures of $80 million largely for automation of existing manufacturing lines, as well as cell and module capacity expansions

CONFERENCE CALL

The Company will host a conference call to discuss the third quarter results at 8:00 AM Eastern Time (9:00 PM Shanghai Time) on November 21, 2014.

Mr. Seong-woo Nam, Chairman and CEO; Mr. Jung Pyo SEO, Chief Financial Officer; and Mr. Paul Combs, Vice President of Investor Relations, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number:	18665194004

• International dial-in Number:	+65 67239381

• China Toll Free Numbers:	4006208038 8008190121

Passcode: HSOL

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.hanwha-solarone.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

• U.S. Toll Free Number:	18554525696

• International dial-in Number:	+61 2 8199 0299

• China Domestic Toll Free Numbers:	4006022065 (Mandarin) 8008700205

Conference ID 34576148

Encore Dates: November 21, 2014 11:00 AM ET - November 29, 2014 7:59 AM ET

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of September 30, 2014, which was RMB6.1380 to US$1.00, except for the conversion of Renminbi into U.S. dollars for 2Q14 which is based on the exchange rate of RMB6.2036 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board as of June 30, 2014. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2014 or at any other date. Percentage changes stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of ASC 815-40 had not been recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 4Q and full-year 2014 estimates for PV product shipments, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and the production of polysilicon. For more information, please visit: http://www.hanwha-solarone.com.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co., Ltd.